SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of April 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

     On April 23, 2010, Telvent GIT, S.A. (the “Company”) published in Spain a notice to call an ordinary meeting of shareholders on May 24, 2010, at 6:30 p.m. local time on first call, and, as the case may be, the next day, May 25, 2010, at the same time on second call. This meeting will be held at the Company’s corporate headquarters located at calle Valgrande, 6 in Alcobendas (Madrid), Spain. An English translation of the notice and a form of the proxy are furnished as Exhibits 15.1 and 15.2 hereto.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
Date: April 23, 2010	By:	/s/ Manuel Sánchez
		Name:	Manuel Sánchez
		Title:	Chief Executive Officer

Exhibit Index
The following exhibits have been furnished as part of this Form 6-K.
Exhibit	Description

15.1	Notice of Calling of the Company’s Ordinary Shareholders Meeting published in Spain on April 23, 2010 (English translation).

15.2	Form of Proxy (English translation).